UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OMRIX BIOPHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

BINDER MERGER SUB, INC.
(Offeror)
A Wholly Owned Subsidiary of

JOHNSON & JOHNSON
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

681989109
(CUSIP Number of Class of Securities)

James J. Bergin, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-6400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III
Eric L. Schiele
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

Transaction Valuation	CALCULATION OF FILING FEE	Amount of Filing Fee
N/A		N/A

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Contact:

J&J Corporate Communication	J&J Investor Relations
Bill Price	Stan Panasewicz
(732) 524-6623	(732) 524-2524
(732) 668-3735 (m)
Jeffrey J. Leebaw	Omrix Investor Relations
(732) 524-3350	Francesca DeMartino
(732) 642-6608 (m)	(212) 887-6510

FOR IMMEDIATE RELEASE

Johnson & Johnson Announces Definitive
Agreement to Acquire Omrix

Omrix’s Biopharmaceutical Expertise Complements
ETHICON’s Industry-Leading Surgery Portfolio

New Brunswick, N.J. and New York (Nov. 24, 2008) -- Johnson & Johnson (NYSE: JNJ) and Omrix Biopharmaceuticals, Inc. (NASDAQ: OMRI), a fully integrated biopharmaceutical company that develops and markets biosurgical and immunotherapy products, today announced a definitive agreement whereby Omrix will be acquired for approximately $438 million in a cash tender offer.  Omrix is expected to operate as a stand-alone entity reporting through ETHICON, Inc., a Johnson & Johnson company and leading provider of suture, mesh, hemostats and other products for a wide range of surgical procedures.

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The acquisition of Omrix would provide ETHICON with an opportunity to strengthen its presence in active, biologic-based hemostats and convergent products for various surgical applications.  ETHICON currently has exclusive distribution rights in the U.S. and the European Union for EVITHROM™ Thrombin Topical (Human) and EVICEL™ Fibrin Sealant (Human), two active, biologic-based hemostats manufactured by Omrix.  ETHICON and Omrix are also partnering on a Fibrin Pad product candidate, currently in Phase II clinical trials, as an adjunct to control mild to moderate soft tissue bleeding.

Under the terms of the agreement, Johnson & Johnson will commence a tender offer to purchase all outstanding shares of Omrix at $25.00 per share, which is expected to close by the end of December 2008.  The tender offer is conditioned on the tender of a majority of the outstanding shares of Omrix’s common stock on a fully diluted basis.  The closing is conditioned on Israeli antitrust clearance and other customary closing conditions.  The $358 million estimated net value of the transaction is based on Omrix’s 17.5 million fully diluted shares outstanding, net of estimated cash on hand at time of closing.  The boards of directors of Johnson & Johnson and Omrix have approved the transaction. In addition, Robert Taub, Omrix’s Founder and Chief Executive Officer, and entities controlled by Robert Taub, have agreed to tender approximately 16% of Omrix’s outstanding shares in the tender offer.

Alex Gorsky, Company Group Chairman for Johnson & Johnson with responsibility for the ETHICON business worldwide, said, "Our partnership with Omrix has already expanded our capacity to provide innovative, next generation products that raise the standard of surgical care.  We believe this transaction will further enhance our efforts to bring new, science-based products to patients and the healthcare professionals who treat them.”
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“We are delighted to announce this transaction, which combines Omrix’s expertise in developing innovative biological products with ETHICON’s commercialization expertise and global reach. We believe this merger is in the best interest of Omrix’s shareholders, customers and employees,” commented Robert Taub. “Omrix and ETHICON have enjoyed a solid partnership for the past five years. As a formally unified entity, our successful distribution and development agreements will evolve into an even more attractive long-term growth strategy. Omrix’s Israeli-based manufacturing and research & development expertise will be strengthened by the long-term stability and integration that this merger will create.”

Assuming this transaction closes in 2008, Johnson & Johnson is expected to incur an estimated one-time, after-tax charge of approximately $120 million reflecting the write-off of in-process research and development charges (IPR&D).  The acquisition is expected to be breakeven to slightly dilutive to Johnson & Johnson's earnings per share in 2009.

About Johnson & Johnson

Caring for the world, one person at a time…inspires and unites the people of Johnson & Johnson. We embrace research and science - bringing innovative ideas, products and services to advance the health and well-being of people. Our 119,400 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day, throughout the world.

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About Omrix Biopharmaceuticals, Inc.

Omrix is a fully integrated biopharmaceutical company that develops, manufactures and markets protein-based biosurgery and passive immunotherapy products.  Omrix’s biosurgery product line includes products and product candidates that are used for the control of bleeding, or hemostasis, and other surgical applications.  Omrix’s passive immunotherapy product line includes antibody-rich products and product candidates for the treatment of immune deficiencies, infectious diseases and potential biodefense applications.  For more information, please visit www.Omrix.com.

(This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson's and Omrix’s expectations and projections. Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of certain other regulatory approvals for the transaction, the tender of a majority of the outstanding shares of common stock of Omrix, and the possibility that the transaction will not be completed; general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. A further list and description of these risks, uncertainties and other factors can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended December 30, 2007 and Omrix’s Form 10-K as filed with the SEC on March 17, 2008. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.Omrix.com or on request from Johnson & Johnson or Omrix. Neither Johnson & Johnson nor Omrix undertakes to update any forward-looking statements as a result of new information or future events or developments.)

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Additional Information

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Johnson & Johnson will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC). Investors and Omrix stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by Omrix with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Johnson & Johnson at www.jnj.com, or Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attn: Corporate Secretary’s Office.

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